NO ACT

PE 2-27-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10011136

March 23, 2010

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-23-10

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

Re: Comcast Corporation
Incoming letter dated February 27, 2010

Dear Mr. Morse:

This is in response to your letter dated February 27, 2010 concerning the shareholder proposal that you submitted to Comcast. On February 22, 2010, we issued our response expressing our informal view that Comcast could exclude the proposal from its proxy materials for its upcoming annual meeting.

We have read your letter dated February 27, 2010 as a request that the Division of Corporation Finance reconsider its position. After reviewing the information contained in your letter, we find no basis to reverse our previous position.

Sincerely,

Brian V. Breheny
Deputy Director,
Legal & Regulatory Policy

cc: William H. Aaronson
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

February 27, 2010

Heather L. Maples, Sr. Spec. Counsel
Office of The Chief Counsel
Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

Re: My Proposal to: ExxonMobil Corp.
Comcast Corp
Your response dated 2-16-2010

Dear Ms. Maples:

Your office, including, Charles Kwon, has made a faulty decision in my application for including my proposal in each of the above corporate Proxy Materials for Year 2010, under the claim of "interfering with normal business".. No such thing can occur, as none other than 5 top Management are named or referred to as to provide compensation information. The main purpose of the Proxy is to show how and what remuneration is offered in each company's report to shareowners. No other Management pay may be included, therefore, my wording is correct.

Corporate and outsource Counsel is trying an end run around the Rules, and has gone out of bounds to persuade the S.E.C. in their favor, to which I object as improper.

The S.E.C. must correct this and other issues I have addressed before, which indicate favoritism to corporations, and deter applications for proposals to shareowners.

Copies to: ExxonMobil Corp.
Comcast Corp.

Sincerely,

Robert D. Morse





DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

March 23, 2010

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-23-10

Re: Exxon Mobil Corporation
Incoming letter dated February 27, 2010

Dear Mr. Morse:

This is in response to your letter dated February 27, 2010 concerning the shareholder proposal that you submitted to ExxonMobil. On February 16, 2010, we issued our response expressing our informal view that ExxonMobil could exclude the proposal from its proxy materials for its upcoming annual meeting.

We have read your letter dated February 27, 2010 as a request that the Division of Corporation Finance reconsider its position. After reviewing the information contained in your letter, we find no basis to reverse our previous position.

Sincerely,

Brian V. Breheny
Deputy Director,
Legal & Regulatory Policy

cc: Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Robert D. Morse

*** FISMA & OMB Memorandum M-07-16 ***

February 27, 2010

Heather L. Maples, Sr. Spec. Counsel
Office of The Chief Counsel
Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

Re: My Proposal to: ExxonMobil Corp.
Comcast Corp
Your response dated 2-16-2010

Dear Ms. Maples:

Your office, including, Charles Kwon, has made a faulty decision in my application for including my proposal in each of the above corporate Proxy Materials for Year 2010, under the claim of "interfering with normal business".. No such thing can occur, as none other than 5 top Management are named or referred to as to provide compensation information. The main purpose of the Proxy is to show how and what remuneration is offered in each company's report to shareowners. No other Management pay may be included, therefore, my wording is correct.

Corporate and outsource Counsel is trying an end run around the Rules, and has gone out of bounds to persuade the S.E.C. in their favor, to which I object as improper.

The S.E.C. must correct this and other issues I have addressed before, which indicate favoritism to corporations, and deter applications for proposals to shareowners.

Copies to: ExxonMobil Corp.
Comcast Corp.

Sincerely,

Robert D. Morse

